EXHIBIT 99.1

Pengrowth Announces Board of Director Election Results

CALGARY, Alberta, June 26, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (OTCQX:PGHEF) is pleased to announce that at its annual general meeting of shareholders held earlier today, each of the six nominees listed in its management information circular dated May 14, 2018 were elected as directors to serve until the next annual meeting of shareholders of Pengrowth, or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.

	Votes For		Votes Withheld
Wayne K. Foo	252,533,843	(95.65%)	11,476,527	(4.35%)
Kelvin B. Johnston	252,162,193	(95.51%)	11,848,177	(4.49%)
James D. McFarland	252,470,544	(95.63%)	11,539,826	(4.37%)
A. Terence Poole	253,088,656	(95.86%)	10,921,714	(4.14%)
Peter D. Sametz	253,293,996	(95.94%)	10,716,374	(4.06%)
D. Michael G. Stewart	243,137,973	(92.09%)	20,872,397	(7.91%)

In addition to the voting results for the Board of Directors, the remaining agenda items at the meeting including the appointment of auditors, the advisory vote on say on pay and the approval of a stock option plan for the Company were approved by shareholders. Full voting results for the annual meeting are available on SEDAR at www.sedar.com.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

PENGROWTH ENERGY CORPORATION

Pete Sametz
President and Chief Executive Officer

Contact information

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com